

Petroleum Development Corporation

2006

December Update

December 1, 2006

NASDAQ GSM:PETD

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
PO Box 26
103 East Main Street
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



Petroleum Development Corporation

Recent Highlights

‣ Sale of undeveloped leaseholds

‣ Ten percent stock buyback completed in October

‣ Partnership closed with $90 million in subscriptions

  ‣ Began drilling in September 2006

‣ Tender offer made for Unioil on November 3, 2006

‣ Production 4.3 Bcfe, up 25.9% compared to third quarter 2005

  ‣ Rocky Mountain Region production increased 37.2%



Petroleum Development Corporation

Recent Highlights

▸ Increased debt reflects changing capital structure

  ▸ Third quarter long-term debt at $85 million

  ▸ Up from year-end 2005 debt $24 million

▸ Total O&G capital expenditures of $130 million for nine months

▸ Production increase from organic development



Petroleum Development Corporation

Sale of Undeveloped Leaseholds

- Total sale price of $353.6 million
  - Related expenses of approximately $2.1 million
  - Deferred gain of $25.6 million
  - Estimated taxes of $127.1 million
- $300 million in 1031 (Like-Kind Exchange) trust
  - Must be closed by January 17, 2007
  - Company working on possible transactions


Petroleum Development Corporation

Stock Purchase Program

‣ Total purchases were 1,627,500 shares

  ‣ $40.75 average purchase price

  ‣ Total cost $66.3 million

‣ 14,771,090 shares outstanding upon completion of purchases

‣ Additional 10% purchase authorized(1,477,109 shares)

  ‣ Conducted at management discretion through April 2008



Petroleum Development Corporation

2006 Partnership Subscription Completed

‣ Investor subscriptions of $90 million

‣ PDC's contributes additional $38 million

  ‣ 37% interest in the partnership

‣ Drilling September through first quarter of 2007

‣ Cost-plus partnership billing

‣ Drilling in Colorado (Wattenberg, Grand Valley Fields) and North Dakota (Bakken and Nesson horizontal prospect areas)



Petroleum Development Corporation

Unioil Tender Offer

‣ $18.2 million for 100% of stock

‣ Commenced on November 3, 2006

‣ Unioil holders representing 82% of shares agreed to tender shares prior to announcement of offer

‣ Not Like-Kind Exchange

‣ Producing properties, development and exploratory opportunities in the DJ Basin and southern Wyoming



Petroleum Development Corporation

Development Activity in Third Quarter 2006

▸ 51 wells drilled in Third Quarter 2006

    ▸ 31 wells in Wattenberg field, 30 successful and 1 dry (18 successful, 1 dry, PDC)

    ▸ 15 successful wells in the Piceance Basin (9 PDC)

    ▸ 1 successful developmental horizontal Bakken well, North Dakota (Partnership)

    ▸ 4 successful exploratory horizontal Nesson wells (53% PDC)


Petroleum Development Corporation

Production



- Q3 2006 production of 4.3 Bcfe
  - 77% natural gas
- Increase through company development activities


Petroleum Development Corporation

Capital Expenditures

‣ Investments of $130 million through third quarter

‣ Investment summary (in thousands):

Unproved properties	$9,133
Proved properties	514
Development Costs	106,666
Exploration costs	13,643



Petroleum Development Corporation

Revenue from Operations



$ Millions

- ▸ Q3 Revenue of $67.2 million
  - ▸ $77.9 million in 2005
- ▸ Nine months revenue $208.6 million
  - ▸ $222.1 million in 2005
- ▸ Lower O&G prices, increased production and change to cost-plus



Petroleum Development Corporation

Net Income



$ Millions

Year — 2001, 2002, 2003, 2004, 2005

3rd Quarter — 2005, 2006

Nine Months — 2005, 2006

- ▶ Q3 Net Income of $210.9 million
  - ▶ $7.5 million in 2005
- ▶ $13.38 DEPS
  - ▶ $0.46 in 2005
- ▶ Gain on sale of leaseholds added $12.80 to DEPS



Petroleum Development Corporation

Core Operating Areas

Rocky Mountains

2005 Proved Reserves: 210.5 Bcfe
2005 Production: 10.4 Bcfe
2006 Production: 6.3 Bcfe*

Total for 1st Half of 2006

Michigan Basin

2005 Proved Reserves: 26.0 Bcfe
2005 Production: 1.6 Bcfe
2006 Production: 0.7 Bcfe*

Total for 1st Half of 2006



Appalachian Basin

2005 Proved Reserves: 38.1 Bcfe
2005 Production: 1.7 Bcfe
2006 Production: 0.8 Bcfe*

Total for 1st Half of 2006



Petroleum Development Corporation

Oil and Gas Production Volumes

PRODUCTION (Bcfe)



▸ 17% Compound Annual Production Growth Rate

▸ 12.2 Bcfe production for 9 months of 2006

  ▸ Up 20% from 2005

▸ On pace to meet 15-20% annual growth target



Petroleum Development Corporation

Regional Production Trends



Production by Region (Bcfe)

Bcfe / Year

Legend:
- ■ Rocky Mountain
- ■ Michigan
- ■ Appalachian

▸ Rocky Mountain Region PDC growth leader

▸ 10.0 Bcfe in nine months of 2006

  ▸ 30% increase over similar period 2005

  ▸ 82% of total production

▸ Declining Appalachian and Michigan production



Petroleum Development Corporation

Gas and Oil Reserves by Area

2005 Reserve Distribution



77%

9%

14%

- ■ Appalachian
- ■ Michigan
- ■ Rocky Mountain

▸ 2005 net proved reserves estimated at 274.5 Bcfe

▸ Rocky Mountain Region
  ▸ 210.5 Bcfe- 77%

▸ Appalachian
  ▸ 38.1 Bcfe- 14%

▸ Michigan
  ▸ 26.0 Bcfe- 9%



Petroleum Development Corporation

Gas and Oil Split

2005 PDP Reserve Type



87%   13%



■ Gas

■ Oil


Petroleum Development Corporation

Development Opportunities



Bakken Shale Area
Williston Basin, North Dakota

Nesson Area
Williston Basin, North Dakota

Grand Valley Field
Piceance Basin, Colorado

Wattenberg Field
DJ Basin, Colorado

NECO Area
DJ Basin, Colorado

Petroleum Development Corporation

19

Grand Valley Field Retained Opportunity



Acreage Retained

▸ Retained approximately 4,500 net acres after sale to Marathon

▸ 450 potential locations on 10 acre density

▸ Substantial opportunity for many years



Petroleum Development Corporation

Grand Valley Field Highlights



- ▶ "Slick water" stimulation increasing initial production
  - ▶ Expected reserves increase
- ▶ New Williams gathering agreement and PDC pipeline expansion
- ▶ New access road 75% complete



Garden Gulch Road Project



Greater Wattenberg Field Development Opportunity



PDC Historical General Area of Operation

Anadarko Farmout Area

▶ Existing area of operations

   ▶ Codell, Niobrara development and extension

   ▶ Increased density drilling

   ▶ Codell and Niobrara re-fracs

▶ Anadarko Petroleum farmout

   ▶ Approximately 15 townships

   ▶ Approximately 50,000 undeveloped acres

   ▶ Codell, Niobrara development and field extension drilling

   ▶ Regional J Sand development and step-out drilling

   ▶ J and D Sand exploratory drilling



Petroleum Development Corporation

Wattenberg Field Highlight



Hybrid Niobrara Fracs

- ▸ Niobrara completion/re-frac offers potential similar to Codell re-frac
- ▸ 100 or more Company owned wells
- ▸ Reserve additions 10-30 MBoe per well Cost
- ▸ $180,000 per well

*Red line 15% ROR level, Blue line expected case



Petroleum Development Corporation

NECO Area Development Opportunity

▶ **Six project areas - 17,000 acres**

▶ **Evaluated with 3-D and swath seismic**

▶ **170 Niobrara drilling locations identified**

▶ **Drilling underway with good early results**

▶ **100 wells planned in 2007**



Petroleum Development Corporation

NECO Seismic Example







Bakken Shale Development Opportunity



- ▸ Approximately 62,000 net acres
  - ▸ 7 Project areas
  - ▸ Acquisition continuing
- ▸ Successful well drilled in 3 project areas
- ▸ First development well drilled and producing (pre-frac)
- ▸ Cooperative effort to optimize process



Nesson Development Opportunity



- Approximately 30,000 acres (80% NRI)

- PDC ownership varies from 5-100%

- Development potential 25 to 50 net wells

- Participated in 5 wells with interest from 10-50%

- 2-5 horizontal laterals per well



Petroleum Development Corporation

Sustaining Growth

‣ Rocky Mountain Region development drilling

‣ 2 additional drilling rigs for North Dakota and deeper prospect areas

‣ Seismic acquisition to identify shallow NECO prospects

‣ Invest proceeds from lease sale

   ‣ Producing property focus

   ‣ With development and production enhancement possibilities

   ‣ Undeveloped acreage in mature areas

   ‣ Exploratory projects

   ‣ Stock repurchase


Petroleum Development Corporation



Petroleum Development Corporation

2006

Fall Update

December 1, 2006

NASDAQ GSM:PETD